Exhibit 99.15

Disclosure of Transactions in Own Shares

Paris, March 25, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 18 to March 22, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
18/03/2024	282,926	62.656966	17,727,284.76	XPAR
18/03/2024	143,124	62.657103	8,967,735.21	CEUX
18/03/2024	29,970	62.657085	1,877,832.84	TQEX
18/03/2024	22,775	62.656132	1,426,993.41	AQEU
19/03/2024	278,013	63.899152	17,764,794.94	XPAR
19/03/2024	139,824	63.901490	8,934,961.94	CEUX
19/03/2024	29,201	63.905247	1,866,097.12	TQEX
19/03/2024	22,439	63.905183	1,433,968.40	AQEU
20/03/2024	281,155	63.192755	17,766,959.03	XPAR
20/03/2024	141,639	63.192643	8,950,542.76	CEUX
20/03/2024	30,094	63.192752	1,901,722.68	TQEX
20/03/2024	21,849	63.192739	1,380,698.15	AQEU
21/03/2024	91,009	63.146038	5,746,857.77	XPAR
21/03/2024	37,878	63.146288	2,391,855.10	CEUX
21/03/2024	8,047	63.146757	508,141.95	TQEX
21/03/2024	5,590	63.145084	352,981.02	AQEU
22/03/2024	79,956	62.912596	5,030,239.53	XPAR
22/03/2024	33,168	62.913836	2,086,726.11	CEUX
22/03/2024	7,096	62.916514	446,455.58	TQEX
22/03/2024	4,780	62.916883	300,742.70	AQEU
Total	1,690,533	63.212958	106,863,591.01

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).